

EXHIBIT B:
FINANCIAL STATEMENTS



FUNDOPOLIS

I, Michael Wong, certify that:

(1) the financial statements of Peeka Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Peeka Inc. included in this Form reflects accurately the information reported on the tax return for Peeka Inc. filed for the fiscal year ended 2018.

Michael Wong,



11/19/19

Peeka

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (2738)	10,533.83
Total Bank Accounts	**$10,533.83**
Total Current Assets	**$10,533.83**
TOTAL ASSETS	**$10,533.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	0.00
Federal Income Tax Payable	0.00
FICA Payable	0.00
FUTA Payable	0.00
Medicare Payable	0.00
WA SUTA Payable	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Loan Payable	15,000.00
Total Long-Term Liabilities	**$15,000.00**
Total Liabilities	**$15,000.00**
Equity	
Opening Balance Equity	328.07
Owner's Investment	62,750.00
Retained Earnings	-48,019.27
Net Income	-19,524.97
Total Equity	**$ -4,466.17**
TOTAL LIABILITIES AND EQUITY	**$10,533.83**

Peeka

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	17,130.00
Total Income	**$17,130.00**
Cost of Goods Sold	
Cost of Goods Sold	14,234.81
Total Cost of Goods Sold	**$14,234.81**
GROSS PROFIT	**$2,895.19**
Expenses	
Advertising & Marketing	2,478.80
Bank Charges & Fees	170.00
Car & Truck	66.21
Contractors	4,950.00
Legal & Professional Services	6,581.00
Meals & Entertainment	2,167.16
Office Supplies & Software	1,552.58
Other Business Expenses	325.14
Taxes & Licenses	1,858.60
Travel	2,270.67
Total Expenses	**$22,420.16**
NET OPERATING INCOME	**$ -19,524.97**
NET INCOME	**$ -19,524.97**

ACCOUNT QUICKREPORT

January - December 2018

DATE	TRANSACTION TYPE	NUM	NAME	MEMO/DESCRIPTION	ACCOUNT	CLR	AMOUNT	BALANCE
Owner's Investment								
Beginning Balance								60,000.00
04/30/2018	Transfer			QuickPay with Zelle payment from ALEXANDER AMEDEO COMFORTES 71007	Owner's Investment		1,000.00	61,000.00
08/07/2018	Deposit			TRANSFER FROM CHK XXXXXX6067	Owner's Investment		1,250.00	62,250.00
08/30/2018	Deposit			TRANSFER FROM SAV XXXXXX0056	Owner's Investment		500.00	62,750.00
Total for Owner's Investment							**$2,750.00**	
TOTAL							**$2,750.00**	

Peeka

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-19,524.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -19,524.97**
FINANCING ACTIVITIES	
Loan Payable	15,000.00
Opening Balance Equity	328.07
Owner's Investment	2,750.00
Net cash provided by financing activities	**$18,078.07**
NET CASH INCREASE FOR PERIOD	**$ -1,446.90**
Cash at beginning of period	11,980.73
CASH AT END OF PERIOD	**$10,533.83**

Peeka

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (2738)	11,980.73
Total Bank Accounts	**$11,980.73**
Total Current Assets	**$11,980.73**
TOTAL ASSETS	**$11,980.73**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	0.00
Federal Income Tax Payable	0.00
FICA Payable	0.00
FUTA Payable	0.00
Medicare Payable	0.00
WA SUTA Payable	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner's Investment	60,000.00
Retained Earnings	0.00
Net Income	-48,019.27
Total Equity	**$11,980.73**
TOTAL LIABILITIES AND EQUITY	**$11,980.73**

Peeka

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	500.00
Uncategorized Income	12.90
Total Income	**$512.90**
GROSS PROFIT	**$512.90**
Expenses	
Advertising & Marketing	2,203.49
Bank Charges & Fees	26.22
Contractors	33,773.80
Legal & Professional Services	350.00
Meals & Entertainment	278.05
Office Supplies & Software	450.76
Other Business Expenses	404.07
Payroll Expenses	0.00
Empl FICA	186.00
Empl Medcare	43.50
FUTA	18.00
WA SUTA	4.50
Total Payroll Expenses	**252.00**
Salaries and Wages	3,000.00
Taxes & Licenses	6,412.39
Travel	1,381.39
Total Expenses	**$48,532.17**
NET OPERATING INCOME	**$ -48,019.27**
NET INCOME	**$ -48,019.27**

Peeka

ACCOUNT QUICKREPORT

January - December 2017

DATE	TRANSACTION TYPE	NUM	NAME	MEMO/DESCRIPTION	ACCOUNT	CLR	AMOUNT	BALANCE
Owner's Investment								
02/22/2017	Deposit			DEPOSIT ID NUMBER 730203	Owner's Investment		60,000.00	60,000.00
Total for Owner's Investment							**$60,000.00**	
TOTAL							**$60,000.00**	

Peeka

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-48,019.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Payroll Liabilities:Federal Income Tax Payable	0.00
Payroll Liabilities:FICA Payable	0.00
Payroll Liabilities:FUTA Payable	0.00
Payroll Liabilities:Medicare Payable	0.00
Payroll Liabilities:WA SUTA Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -48,019.27**
FINANCING ACTIVITIES	
Owner's Investment	60,000.00
Net cash provided by financing activities	**$60,000.00**
NET CASH INCREASE FOR PERIOD	**$11,980.73**
CASH AT END OF PERIOD	**$11,980.73**